                                   Exhibit 7

                              EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT, dated as of November 11, 2000, is by and between Philips Electronics North America Corporation, or a direct or indirect subsidiary or division of Philips Electronics North America Corporation ("Philips") on the one hand, and Dave Crussell ("Executive") on the other hand.

WHEREAS, the Executive's current employer, ADAC Laboratories, Inc. (the "Company"), intends to enter into an Agreement and Plan of Merger ("the Merger Agreement") with Philips whereby Philips will acquire the Company and Philips will be the successor entity.

WHEREAS, Philips, as successor to the Company, desires to employ the Executive commencing upon the Closing Date (as defined in the Merger Agreement), and the parties desire to enter into an employment agreement describing the terms and conditions of Executive's employment.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the Executive and Philips agree as follows:

1. Position. On the Closing Date, Philips agrees to employ the Executive, and the Executive agrees to serve as an employee of Philips on the terms and conditions in this Agreement. This Agreement will not become effective unless and until the transaction contemplated by the Merger Agreement is consummated. The "Retention Period" shall commence on the Closing Date and end on the second anniversary of the Closing Date. During the Retention Period, the Executive shall serve as Senior Vice President and General Manager - RTP.

2. Salary. During the Retention Period, Philips shall pay the Executive a base salary equivalent to that paid to the Executive by the Company at the Closing Date. This amount will be subject to an annual merit review in accordance with Philips' merit review program.

3. Annual Bonus. In accordance with Philips' prevailing bonus policies applicable to similarly situated employees of Philips, the Executive shall be eligible to participate in an annual cash bonus plan with a target amount equal to (75) percent of the Executive's base salary, subject to the terms of such bonus plan. The Executive may earn more (up to 150 percent) or less (including a $0 bonus) than the target amount based on both business results and the Executive's individual performance.

4. Welcome to Philips Stock Options. As soon as practicable following the Closing Date, the Executive shall receive a special on-time grant of options to acquire twenty-five thousand (925,000) shares of common stock of Royal Philips Electronics. These options will vest ratably in two equal installments. The first 50 percent shall vest upon the date that is eighteen months following the date of the grant. The remainder will vest upon the date that is thirty six months following the date of the grant.

5. Regular Philips Stock Options. Beginning in 2002, the Executive shall be eligible to participate in the Philips Electronics Global Stock Option Plan in a manner consistent with similarly situated employees of Philips, subject to the terms of the plan as may be modified from time to time.

6. Philips Retention Bonus. Philips shall provide the Executive with a cash retention bonus equal to $250,000.00. Twenty five percent of the bonus will be paid to the Executive within 60 days of the first anniversary of the Closing Date, provided the Executive is an employee of Philips on that date, or within 60 days of Executive's termination of employment if the Executive's employment has terminated prior to that date as a result of (1) Executive's death, disability (as defined in Section 8(c) herein) or (2) Executive's involuntary termination without Cause (defined as willfully engaging in conduct injurious to Philips, which definition shall be deemed to include, but not be limited to, the activities prohibited in Section 11 below). The remainder of the bonus will be paid to the Executive two years following the Closing Date if the Executive is an employee of Philips on that date, or within 60 days of the Executive's termination if the Executive's employment has terminated prior to that date as a result of Executive's death, disability (as defined in Section 8(c) herein) or involuntary termination without Cause.

7. Employee Benefits. Executive shall be eligible to participate in such employee benefit plans and insurance programs offered by Philips to its similarly situated employees in accordance with the eligibility requirements for participation in those programs.

8. Termination. This Agreement shall be terminated (a) upon the expiration of the Retention Period, (b) upon the death of the Executive, (c) if the Executive shall have been substantially unable to perform his or her duties for a period of six consecutive months ("Disability"), (d) by Philips for Cause and upon written notice, (e) by Philips without Cause and upon written notice, or
(f) voluntarily by the Executive.

9. Amounts Due Upon Termination. In the event the Executive's employment is terminated by Philips during the Retention Period other than for Cause, Philips shall pay Executive a cash lump sum within 60 days of termination equal to the base salary for the remaining portion of the Retention Period, but not less than twelve months of Executive's base salary in effect on the date of Executive's termination. In addition, for the year in which Executive's termination for a reason other than Cause occurs, Executive shall be paid a pro rata portion of the Executive's annual bonus. The Executive shall not be entitled to receive severance pursuant to any other severance plan maintained by Philips if the Executive receives the payments above. The payments described in this paragraph shall not be made in the event the Executive voluntarily terminates his or her employment with Philips.

10. Confidential Information. The Executive shall hold in confidence all secret or confidential information relating to Philips ("Confidential Information") which shall have been obtained by the Executive during the Retention Period. The Executive shall not disclose the Confidential Information to third parties without the written consent of Philips. All Confidential Information shall be returned to Philips after the termination of the Executive's employment. The Executive shall sign the Philips standard agreement relating to employee ethics and intellectual property assignment.

11. NONSOLICITATION. Should the Executive's employment terminate during the Retention Period, for the period remaining in such Retention Period Executive shall not employ or seek to employ any person employed by Philips' medical systems business, or otherwise encourage, or entice such person to leave such employment. During the same period, Executive shall not (a) solicit any customer or prospective customer of Philips' medical systems business to transact any business whose product or activities directly compete with the products or activities of Philips' medical systems business anywhere where Philips conducts its medical systems businesses or to reduce, or refrain from doing any business with Philips' medical systems business or (b) interfere with or damage (or attempt to interfere with or damage) any relationship between Philips' medical systems business and any such customer or prospective customer.

12. WITHHOLDING. All applicable taxes shall be withheld on all payments made to the Executive under this Agreement.

13. TIMING OF ACCEPTANCE. Notwithstanding any other provision contained herein, this Agreement shall expire and become null and void and shall not create any rights or obligations with respect to either Philips or the Executive unless the Executive shall have executed and delivered this Agreement to Judy Rowe by 8:00pm PST on November 12, 2000.

14. SIMILAR TERMS OR SUBSTANTIALLY EQUIVALENT POSITION. Executive covenants and agrees that the terms and conditions contained in this Agreement constitute
(a) "similar terms" for purposes of the Executive Severance Agreement by and between the Company and the Executive, and (b) a "substantially equivalent position" for purposes of the Special Severance Agreement by and between the Company and the Executive, when compared to the terms and conditions provided to Executive by the Company immediately prior to the Closing Date.

15. MISCELLANEOUS. This Agreement shall be binding upon and shall inure to the benefit of the parties, their successors, and assigns. This Agreement is governed by the laws of the State of California. This Agreement may not be amended, modified, or waived unless in writing signed by the parties. This Agreement sets forth the entire agreement of the parties with respect to the subject matter, and supersedes all prior agreements, whether oral or written.

Philips                            Executive

By: Max Neves                       By: David Crussel
   -------------------------            -----------------

Title: V.P., Human Resources        Date: 11/11/00
       ---------------------              ---------------

Date: 11-11-00
      ----------------------